

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2011

<u>Via E-mail</u>
Bo Falkman
President and Chief Executive Officer
Turnpoint Global, Inc.
Hamngatan 4
65224 Karlstad, Sweden

> **Re: Turnpoint Global, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 8, 2011**
> **File No. 333-167401**

Dear Mr. Falkman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Cover Page of the Registration Statement</u>

1. Please include the registration statement number and date that the registration statement was filed.

<u>Prospectus Cover Page, page 3</u>

2. We note your response to comment two in our letter dated November 17, 2011. Please also revise your reference to "both the company and the shareholder offering" beginning at the bottom of page 22, or advise.

3. We note your response to comment three in our letter dated November 17, 2011, however your statements regarding whether interest will be earned on the funds deposited into escrow is still unclear. In some places in the prospectus you indicate that funds will be placed in a non-interest bearing account and in some places you

indicate that funds will be placed in a "non-interest bearing or minimal interest bearing account." Please revise for consistency. Please also note that Rule 419(b)(2)(v) under the Securities Act states that any funds held in escrow that are released to a purchaser of securities shall include "interest or dividends earned, if any, on such funds up to the date of the release." In this regard, we note your disclosure on page 20 that if any interest is earned on the funds in escrow, "it shall not be for the benefit of the purchasers of securities in this offering or the Company." Please tell us how this is consistent with Rule 419 or revise your prospectus to comply with Rule 419.

Prospectus Summary, page 6

Business Overview, page 6

4. We note your response to comment four in our letter dated November 17, 2011. We also note your disclosure in the third paragraph of this section that your current shareholders have agreed to place their shares in escrow and revisions to your Escrow Agreement indicating that current shareholders will place their shares in escrow until termination of the agreement. However, it does not appear that your current shareholders, in their individual capacities, are parties to the escrow agreement. Please revise the prospectus to clarify whether there is a written agreement pursuant to which your shareholders have pledged to place their shares in escrow and file such agreement as an exhibit. Alternatively, please revise your registration statement to disclose that your shareholders have indicated they will place their shares in escrow, but there is no written agreement to that effect and no guarantee that they will do so, or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Plan of Operation, page 28

5. We note your response to comment six in our letter dated November 17, 2011 however it appears you addressed only a portion of our comment. In this regard, it is unclear whether the funds management has agreed to provide for search activities with no promise of repayment are in addition to the funds advanced through September 30, 2011 totaling $14,290 that are repayable on demand and it is unclear what you mean by "no promise of repayment." If management has agreed to provide capital contributions for search activities estimated at $15,000 in addition to the advances repayable on demand, please revise your disclosure here and elsewhere accordingly. On the other hand, if the funds for search activities management has agreed to provide *include* the funds advanced through September 30, 2011 that are repayable on demand, revise your disclosure here and elsewhere as appropriate to clarify that fact and reconcile your disclosure that management has agreed to provide

such funds "with no promise of repayment" with your disclosure that the loans are payable on demand. Please also disclose whether there is any maximum amount of funds that management has agreed to loan to you for search activities.

Certain Relationships and Related Transactions, page 35

6. Please update your disclosure regarding the amount of funds loaned to you by related parties. In this regard, we note your disclosure in Note 3 on page F-15 that you owe $14,290 for such advances as of September 30, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Harold P. Gewerter, Esq.
       Law Offices of Harold P. Gewerter, Esq.